Exhibit 21.1

NRFC Sub-REIT Corp.
List of Significant Subsidiaries

Entity Name	Jurisdiction
Eclipse GP Health Holdings-T, LLC	Delaware
HA Portfolio Holdings-T, LLC	Delaware
NorthStar Realty Healthcare, LLC	Delaware
NRFC MH II Holdings, LLC	Delaware
NRFC Healthcare Holding Company, LLC	Delaware
Platform Member Holdings-T Cam2, LLC	Delaware
Platform Member-T, LLC	Delaware